Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174358

PROSPECTUS SUPPLEMENT NO. 6
DATED AUGUST 24, 2011
(To Prospectus Dated June 3, 2011)

This Prospectus Supplement No. 6, dated August 24, 2011 (“Supplement No. 6”), filed by Tri-Valley Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated June 3, 2011 (as amended and supplemented from time to time, the “Prospectus”).  This Supplement No. 6 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the public sale, from time to time, of up to 10,070,000 shares of the Company’s common stock by the selling stockholders identified in the Prospectus.

The information attached to this Supplement No. 6 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 6.

This Supplement No. 6 includes the attached Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on August 24, 2011.  The information in the attached Current Report on Form 8-K under Item 2.02 (Results of Operations and Financial Condition), including Exhibits 99.1 and 99.2 thereto, were furnished pursuant to Item 2.02 and not “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference in the Registration Statement on Form S-1 (No. 333-174358), of which the Prospectus forms a part.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 6 is August 24, 2011.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
August 23, 2011 (August 22, 2011)

Tri-Valley Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-31852	94-1585250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4927 Calloway Drive
Bakersfield, California 93312
(Address of principal executive office)

Issuer's telephone number:  661-864-0500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The information contained in Item 5.02 below with respect to the Consulting Services Agreement is incorporated by this reference into this Item 1.01.

Item 2.02 Results of Operations and Financial Condition.

On August 22, 2011, Tri-Valley Corporation (the “Company”) issued a press release to report its financial results for the quarter ended June 30, 2011. The release is furnished herewith as Exhibit 99.1 and incorporated herein by this reference.

Also on August 22, 2011, the Company conducted a conference call to discuss its financial results for the quarter ended June 30, 2011. A copy of the transcript of the conference call is furnished herewith as Exhibit 99.2 and incorporated herein by this reference.

The information in this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, are being furnished pursuant to Item 2.02 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 22, 2011, the Company and Mr. Gregory L. Billinger, CPA, entered into a Consulting Services Agreement (the “Agreement”), pursuant to which the Company appointed Mr. Billinger as interim Chief Financial Officer of the Company.   Pursuant to the terms of the Agreement, Mr. Billinger is to be compensated at a rate of US$15,000 per month plus reasonable and necessary expenses associated with the performance of his duties as interim Chief Financial Officer.  The Agreement is effective as of August 22, 2011, and will remain in effect for an initial term of 90 days.

Mr. Billinger, 59, a certified public accountant, has over 30 years of corporate finance and accounting experience in the oil and gas industry. Mr. Billinger was the Corporate Controller for Ivanhoe Energy Inc. (NASDAQ: IVAN; TSX: IE), an independent international heavy oil development and production company, from 2000 to 2005, and most recently was the Vice President of Finance and Administration for Ivanhoe's U.S. operations from 2006 to May 2011.  Prior to joining Ivanhoe, Mr. Billinger spent 19 years with Occidental Oil and Gas Corporation, a wholly owned subsidiary of Occidental Petroleum Corporation, a leader in oil and natural gas exploration and production, where he held various finance and accounting positions.  Mr. Billinger holds a B.A. degree in Accounting from Fort Hays State University.

Mr. Billinger is not related by blood or marriage to any of the Company’s directors or executive officers or any persons nominated by the Company to become directors or executive officers. The Company has not engaged in any transaction in which Mr. Billinger or a person related to Mr. Billinger had a direct or indirect material interest. To the Company’s knowledge, there is no arrangement or understanding between any other person(s) and Mr. Billinger pursuant to which he was selected to serve as an officer.

As previously announced, on August 15, 2011, John E. Durbin, our current Chief Financial Officer, tendered his resignation, effective as of August 29, 2011. Mr. Durbin is resigning to pursue other opportunities and not as a result of any disagreement with the Company.

The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 to this Current Report, and is incorporated herein by this reference.  A copy of the Company’s press release announcing the appointment of Mr. Billinger as interim Chief Financial Officer is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

          (d)       Exhibits

Exhibit Number	Description of Exhibit

10.1	Consulting Services Agreement with Gregory L. Billinger, CPA, effective as of August 22, 2011

99.1	Press release, dated August 22, 2011

99.2	Conference call transcript, dated August 22, 2011

99.3	Press release, dated August 23, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRI-VALLEY CORPORATION

Date:	August 23, 2011	/s/ Maston N. Cunningham
Maston N. Cunningham, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Consulting Services Agreement with Gregory L. Billinger, CPA, effective as of August 22, 2011

99.1	Press release, dated August 22, 2011

99.2	Conference call transcript, dated August 22, 2011

99.3	Press release, dated August 23, 2011

Exhibit 10.1

CONSULTING SERVICES AGREEMENT

THIS AGREEMENT (“Agreement”) is entered into as of August 22, 2011, between Tri-Valley Corporation (“Company”), a Delaware corporation, whose corporate address is 4927 Calloway Drive, Bakersfield, California 93312, and Gregory L. Billinger (“Consultant”).  Company and Consultant are sometimes herein individually called a “Party” and collectively the “Parties”.

WHEREAS, Consultant has the capability to provide to Company and/or its Affiliates (herein referred to individually or collectively as the context requires, as “Company”), the services indicated on Exhibit “A” to this Agreement (herein called “Services”); and

WHEREAS, Company wishes to contract with Consultant to provide the Services in compliance with the terms of this Agreement and generally accepted standards and practices in the petroleum industry.

NOW THEREFORE, The Parties agree as follows:

1.
Services to be Provided; Term. Consultant agrees to provide the Services listed on Exhibit “A” attached to this Agreement and which by this reference is incorporated herein. The Services shall be as specified and as reasonably requested by Company from time to time. Consultant shall report to the person designated by Company in performing the Services, as specified on Exhibit “A”. Consultant assumes complete professional and technical responsibility for performance of all Services and in accordance with all applicable laws, regulations, standards and codes. Consultant represents that he has the qualifications and ability to perform the Services in a professional manner, without the advice, control or supervision of Company.

The term of this Agreement is indicated on Exhibit “A”, and may be changed by mutual written agreement of the Parties hereto.

2.
Independent Consultant. Consultant enters into this Agreement as an independent consultant. Under no circumstances shall Consultant look to Company as its employer, nor as a partner, agent or principal. Consultant shall not be entitled to any benefits accorded to Company’s employees, including, without limitation, workers compensation, disability insurance, savings plans and sick pay. Consultant shall be responsible for providing, at its expense and in its name, disability, workers' compensation or other insurance. Consultant for himself, his heirs, executors, administrators and assigns, agrees to indemnify and hold harmless Company, its affiliated corporations, and their respective shareholders, directors, officers, employees, agents and representatives, from and against any and all such claims. Consultant shall pay, when and as due, any and all taxes, duties and other similar charges assessed or incurred as a result of Services or compensation hereunder, including estimated taxes. Consultant hereby agrees to indemnify Company for any claims, losses, costs, fees, liabilities, damages or injuries suffered by Company arising out of Consultant’s breach of this Section. Company is hereby authorized to make all withholding, value added tax or similar payments required by law as a deduction against the amount of compensation paid to Consultant hereunder.

3.
Compensation for Services. In consideration for performing the Services, Company shall pay Consultant compensation as provided on Exhibit “A” (“Compensation”). Compensation shall be paid on the basis specified on Exhibit “A”.

1

4.
Assignment. Consultant shall not have the right to assign this Agreement or subcontract any of the Services without the prior written consent of Company. Company may assign its rights and obligations hereunder to an affiliate or another entity involved in the subject matter of the Services. Company shall provide Consultant written notice of any such assignment.

5.
Confidentiality. All data, information, work papers, technology and reports obtained, accumulated, prepared or otherwise procured by Consultant in the course of performing the Services are and shall remain the sole property of Company and shall be kept confidential by Consultant, and shall be delivered over to Company at the termination of this Agreement.

Consultant agrees to abide by the Company’s ‘Confidential Information Sharing Agreement’ executed by the Parties dated August 17, 2011.

6.
Governing Law; Compliance. This Agreement shall be governed by and be construed in accordance with the laws of the State of California to the exclusion of rules that would refer any matter in dispute to the laws of another jurisdiction. Consultant shall comply with all laws applicable to its performance under this Agreement, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities. Consultant shall not pay, promise to pay, or authorize the payment of any money or other thing of value, directly or indirectly, to any person (whether a government official or private individual) for the purpose of inducing any government official, political party or official thereof to illegally or improperly assist in obtaining or retaining business for, or to take any other action favorable to, Company.

7.
Survival. The rights and obligations of the Parties under Paragraphs 5, 6, 7, 8, 9 and 10 shall survive the termination or completion of this Agreement and shall remain in full force and effect following termination of this Agreement for any reason.

8.
Entire Agreement. This Agreement, together with its Exhibits, contains the entire agreement between the Parties hereto with respect to the subject matter hereof. No amendment to this Agreement shall be binding upon either Party hereto, and supersedes all previous agreements, whether written or oral.

9.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and to their successors and permitted assigns.

10.
Notices. Any notice, request or other document to be given hereunder shall be in writing and delivered personally or sent by facsimile, telex or first class mail, postage prepaid, addressed to the addresses and persons to receive notices as specified on Exhibit “A”.

11.	Effective Date. The Effective Date of this Agreement shall be the date on which it is executed by the Parties (“Effective Date”).

IN WITNESS WHEREOF, this Agreement is executed as of August 22, 2011.

COMPANY	CONSULTANT

By: /s/ Maston N. Cunningham	By: /s/ Gregory L. Billinger
TRI-VALLEY CORPORATION	GREGORY L. BILLINGER

2

[EXHIBIT “A” ON FOLLOWING PAGE]

3

EXHIBIT “A” TO CONSULTING AGREEMENT

Name of Consultant:	Gregory L. Billinger

Address of Consultant:	[Provided under separate cover]

Telephone:	[Provided under separate cover]

E-mail:	[Provided under separate cover]

Description of Services to be performed by Consultant

Consultant shall provide Services comprising those duties and functions generally required as Chief Financial Officer of the Company. Such Services will include, but not limited to, responsibility for regulatory financial reporting, treasury and cash management, risk management, corporate compliance with internal and financial reporting controls, human resources, information technology, and other such duties and functions as agreed to by Company and Consultant.

Consultant will report to the Company’s President and Chief Executive Officer.

Compensation for Services; Payment Terms

For Services provided during Company’s regular business hours per workday, Company will pay Consultant US$15,000.00 per month or prorated portion thereof.

Expenses

In accordance with Company’s travel policies in effect at the time the expenses are incurred, Company shall also reimburse approved travel and other reasonable and necessary expenses while Consultant is performing Services. Consultant shall provide receipts and other evidence of the expenses to be reimbursed in accordance with such policies.

Invoices

Consultant shall submit monthly invoices for Services and expenses, and provide receipts and other evidence to support expenses for which reimbursement is requested. If Company disputes any portion of Consultant’s invoices, Company will immediately notify Consultant and seek to reconcile any differences.  Company will pay the undisputed portion of invoices within 20 business days after receipt of the invoice. After resolution of disputed portions of any invoice, Company shall also pay any amount of the disputed portion to be paid within 10 business days after reconciliation of the differences.

Term of Agreement

The term of this Agreement will commence as of August 22, 2011, and terminate in 90 days, unless terminated earlier by mutual agreement of the Parties. The Parties may extend the term of this Agreement by mutual agreement.  This Agreement may be terminated by either Party at any time by giving the other Party 30 days’ written notice. Notwithstanding the foregoing, either Party may terminate this Agreement immediately upon notice at any time that the other Party is in default of this Agreement.

4

Exhibit 99.1

Tri-Valley Corporation Reports Second Quarter 2011 Financial Results

Bakersfield, CA, August 22, 2011 – Tri-Valley Corporation (NYSE Amex: TIV) today announced its financial results for the second quarter ended June 30, 2011.  Oil and gas production revenues increased 2% to $474,000 in the second quarter of 2011 compared with $465,000 in the second quarter of 2010, due to higher oil prices partially offset by a slight decline in net oil production.  Net production in the recent second quarter totaled 6,454 barrels of oil compared with 6,488 barrels of oil in the same quarter of 2010, as reported to the California Division of Oil, Gas & Geothermal Resources (DOGGR).  Net production costs increased 86% in the 2011 second quarter compared with the same quarter a year ago, reflecting increased drilling activity at the Company’s Claflin oil project near Bakersfield.

“The slight increase in oil and gas revenues in the recent quarter compared with the prior year was below our expectations and was due to a temporary and unforeseen decrease in production at our Pleasant Valley oil project,” said Maston Cunningham, President and CEO of Tri-Valley.  “Due to a mechanical failure, we lost steam production capability during the middle of the quarter and were not able to resume steam injection until late June after repairs were completed.  We expect net native oil production at Pleasant Valley for the third quarter to approximate 5,299 barrels of oil or slightly under the second quarter of the year as steam injection and affected oil production resumes.  Production at Claflin increased 300% from the second quarter last year, and we expect it to continue to grow as the new wells that were drilled during the recent quarter come on line.  There are currently twelve wells on the site, including the eight that were recently drilled.  Of the new wells, three have been steamed, and production has begun from all three.  We anticipate that all eight new wells will be in production by mid October.”

“Turning to our minerals business, we achieved an important milestone on July 1st with the execution of a Definitive Agreement between our Select Resources subsidiary and US Gold Corporation for the exploration and development of the Richardson minerals project in Alaska,” Mr. Cunningham continued.  “Under the terms of the agreement, US Gold acquired an exploration lease for Richardson, along with an exclusive option to purchase a 60% interest in the project and enter into a joint venture with Select for its development.  Work began on the project on July 5th.  We received our first $200,000 payment from US Gold specified under the agreement, and it will be recognized in the third quarter results. In addition, we anticipate $200,000 in annualized cost savings in maintenance for the Richardson project.  Those costs will be assumed by US Gold.  This was a significant step in our initiative to monetize our mineral assets in Alaska.  We are also pursuing a similar arrangement with an experienced operational and financial partner for our Shorty Creek property.”

“We ended the second quarter with $1.5 million in cash and stockholders’ equity of $11.4 million, much improved from the $581,000 in cash and $6.2 million in stockholders’ equity at the end of December 2010.  The substantial improvement in our cash balance and capital position was the result of the successful raise of capital through the sale of common stock under our at-the-market (ATM) equity offering programs with C. K. Cooper & Company and the private placement completed in April, 2011.  These capital raising activities provided us with the capital we needed to expand the number of wells at Claflin as well as to fund our ongoing operations.”

Operational highlights during the second quarter of 2011 through today include:
●	Executed a Definitive Agreement with US Gold Corporation for a four-year Exploration Lease and Purchase Option for the exploration and development of the Richardson gold project in Alaska in July;
●
Closed a private placement financing with a select group of institutional and accredited investors, issuing 10.1 million shares of common stock and raising net proceeds of $4.7 million to provide funding for the completion of the first drilling phase of the Claflin oil project in the Edison oil field near Bakersfield in April;

●	Completed the first drilling phase at Claflin, drilling eight new vertical wells, up from the six wells originally planned;
●	Commenced the initial steam injection cycle at Claflin in June 2011 and began first production from the new wells starting in July 2011;
●	Entered into a long-term lease for new office space in Bakersfield to significantly reduce costs and improve efficiency;
●
Reviewed the business strategy and recent corporate developments with analysts, investors and potential investors at the Independent Petroleum Association of America (IPAA) Oil and Gas Symposium in NYC in April and at the Global Hunter Securities Conference in San Francisco in July; and.

●
Reached preliminary terms with the OPUS Partners Special Committee on restructuring and resolution of alleged claims that will support the continued development and financing of the Pleasant Valley oil field project.

Second Quarter Financial Highlights

Total revenues for the second quarter of 2011 were $503,000 compared with $1.6 million in the second quarter of 2010.  Included in last year’s second quarter revenues was a $1.1 million gain on the sale of non-strategic assets in California.  Oil and gas revenues increased 2% to $474,000 compared with $465,000 in the same period last year.

Total costs and expenses were $3.1 million compared with $5.8 million in the second quarter last year, a decrease of 46%.  The decline was largely due to the elimination of warrant expense which totaled $2.9 million in the second quarter last year.  Mining exploration expenses were down 25% to $64,000, reflecting cost savings from the sale of the Admiral Calder calcium carbonate quarry in December 2010.  Oil production costs increased to $460,000 in the recent second quarter compared with $247,000 last year, primarily due to the drilling of eight new wells at Claflin.  General and administrative expenses decreased 26%, as a result of the staff reductions implemented by the Company over the past year.  The Company incurred an impairment loss in the recent second quarter of $503,000, reflecting the write-down of expired leases.

The net loss in the recent first quarter was $2.6 million, or $0.04 per share, compared with a net loss of $4.2 million, or $0.11 per share, in the second quarter of 2010.  Weighted average shares outstanding in the recent second quarter totaled 65.7 million compared with 36.9 million in the second quarter of 2010, primarily reflecting the sale of common stock through the Company’s ATM facility with C.K. Cooper & Company and the private placement financing completed in April 2011 for 10.1 million shares.

Six Months’ Financial Highlights

Total revenues through the first six months of 2011 were $1.2 million compared with $2.6 million in the same period of 2010.  During the six-month period last year, the Company recognized gains on the sale of assets of $1.7 million.  Oil and gas revenues grew 23% in the first half of 2011 compared to the first half of 2010.

Total costs and expenses were $6.3 million in the recent first half versus $9.0 million in the first half of last year.  The decrease was largely due to a substantial reduction in warrant expense which totaled $4.0 million through the first six months of 2010.  Mining exploration expenses declined 53% reflecting cost savings from the sale of the Admiral Calder calcium carbonate quarry in December 2010.  Oil production costs were up 71% due to the increased drilling activity at Claflin.  The recent six-month period also included $916,000 in impairment charges for the write-down of expired leases.

The net loss of the first six months of 2011 was $5.1 million, or $0.09 per share, compared with a net loss of $6.4 million, or $0.18 per share for the first half of 2010.

 Conference Call

The Company has scheduled a conference call to discuss its second quarter 2011 results and current business developments today, August 22, 2011, at 4:30 p.m. ET. To access the call, please dial 877-941-9205.  To access the live webcast of the call, visit Tri-Valley’s website at www.tri-valleycorp.com.

An audio replay will be available for seven days following the call at 800-406-7325. The password required to access the replay is 4464851#. An archived webcast will also be available at www.tri-valleycorp.com.

About Tri-Valley

Tri-Valley Corporation explores for and produces oil and natural gas in California and has two exploration-stage gold properties in Alaska. Tri-Valley is incorporated in Delaware and is publicly traded on the NYSE Amex exchange under the symbol "TIV." Our Company website, which includes all SEC filings, is www.tri-valleycorp.com.

Note Regarding Forward-Looking Statements

All statements contained in this press release that refer to future events or other non-historical matters are forward-looking statements.  We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “hope,” “intends,” “may,” “plans,” “potential,” or “predicts,” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions based on management’s expectations as of the date of this press release, and involve known and unknown risks, uncertainties and other factors, including: our ability to obtain additional funding; fluctuations in oil and natural gas prices; imprecise estimates of oil reserves; drilling hazards such as equipment failures, fires, explosions, blow-outs, and pipe failure; shortages or delays in the delivery of drilling rigs and other equipment; problems in delivery to market; adverse weather conditions; compliance with governmental and regulatory requirements; geographical concentration of oil and gas reserves in the State of California; changes in, or inability to enter into or maintain, strategic and joint venture partnerships; pending and threatened lawsuits against us; potential rescission rights stemming from our potential violation of Section 5 of the Securities Act of 1933; our ability to consummate the OPUS restructuring transaction; our ability to satisfy the OPUS Preferred Return Amount; and such other risks and factors that are discussed in our filings with the Securities and Exchange Commission from time to time, including under “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Tri-Valley’s Annual Report on Form 10-K for the year ended December 31, 2010, and under “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Part II, Item 1A. Risk Factors,” contained in Tri-Valley’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2011, respectively. Except as required by law, Tri-Valley undertakes no obligation to update or revise publicly any of the forward-looking statements after the date of this press release to conform such statements to actual results or to reflect events or circumstances occurring after the date of this press release.

Company Contacts:	Investor Contacts:	Media Contact:
John Durbin	Doug Sherk/Jenifer Kirtland	Chris Gale
(661) 864-0500	EVC Group, Inc.	EVC Group, Inc.
jdurbin@tri-valleycorp.com	(415) 568-4887	(646) 201-5431
	dsherk@evcgroup.com	cgale@evcgroup.com
jkirtland@evcgroup.com

TRI-VALLEY CORPORATION CONSOLIDATED BALANCE SHEET

ASSETS
	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
Current Assets
Cash	$1,523,512	$581,148
Accounts Receivable - Trade	364,410	202,482
Prepaid Expenses	694,073	615,778
Accounts Receivable from Joint Venture Partners	3,943,099	3,943,099
Accounts Receivable - Other	450,712	32,552

Total Current Assets	$6,975,806	$5,375,059

Property and Equipment - Net
Proved Properties, Successful Efforts Method	3,847,873	1,235,932
Unproved Properties, Successful Efforts Method	712,831	1,781,069
Other Property and Equipment	2,717,908	3,139,852

Total Property and Equipment - Net	$7,278,612	$6,156,853

Other Assets
Deposits	403,752	526,749
Investments in Joint Venture Partnerships	23,285	23,285
Goodwill	212,414	212,414
Long-Term Receivable from Joint Venture Partners	3,060,417	2,392,817

Total Other Assets	$3,699,868	$3,155,265

Total Assets	$17,954,286	$14,687,177

TRI-VALLEY CORPORATION CONSOLIDATED BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY
	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
Current Liabilities
Notes Payable	$70,212	$134,322
Accounts Payable - Trade and Accrued Expenses	5,922,663	7,738,073

Total Current Liabilities	$5,992,875	$7,872,395

Non-Current Liabilities
Asset Retirement Obligation	192,379	206,183
Long-Term Portion of Notes Payable	414,380	455,246

Total Non-Current Liabilities	$606,759	$661,429

Total Liabilities	$6,599,634	$8,533,824

Stockholders' Equity
Series A Preferred Stock - 10.00% Cumulative; $0.001 par, $10.00 liquidation value; 20,000,000
shares authorized; 438,500 shares outstanding	439	439
Common Stock, $0.001 par value; 100,000,000 shares
authorized; 67,615,407 and 44,729,117 at June 30, 2011, and
December 31, 2010, respectively.	67,615	44,730
Less: Common Stock in Treasury, at cost; 161,847 shares	(129,370)	(38,370)
Capital in Excess of Par Value	78,137,630	66,444,315
Additional Paid in Capital - Warrants	1,363,675	2,868,034
Additional Paid in Capital - Stock Options	2,999,983	2,806,945
Accumulated Deficit	(71,085,320)	(65,972,740)

Total Stockholders' Equity	$11,354,652	$6,153,353

Total Liabilities and Stockholders' Equity	$17,954,286	$14,687,177

TRI-VALLEY CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Revenues
Sale of Oil and Gas	$474,099	$465,216	$1,132,057	$920,989
Interest Income	231	904	420	2,019
Gain on Sale of Asset	17,123	1,082,693	27,732	1,673,492
Other Income	11,232	7,810	63,381	15,965

Total Revenues	$502,685	$1,556,623	$1,223,590	$2,612,465

Costs and Expenses
Mining Exploration Expenses	64,242	85,561	105,595	224,389
Production Costs	459,597	247,177	909,130	532,554
General & Administrative	1,727,129	2,347,956	3,835,055	3,803,308
Interest	102,387	33,250	116,691	55,860
Depreciation, Depletion & Amortization	123,312	168,904	242,207	334,292
Stock Option Expense	159,385	24,278	193,038	51,690
Warrant Expense	-	2,855,454	13,000	4,017,703
Impairment Loss	502,974	-	915,995	-
Bad Debt	-	-	5,460	-

Total Costs and Expenses	$3,139,026	$5,762,580	$6,336,171	$9,019,796

Net Loss	$(2,636,341)	$(4,205,957)	$(5,112,581)	$(6,407,331)

Basic Net Loss Per Share:
Loss from Operations	$(0.04)	$(0.11)	$(0.09)	$(0.18)
Basic Loss Per Common Share:	$(0.04)	$(0.11)	$(0.09)	$(0.18)

Weighted Average Number of Shares Outstanding	65,698,722	36,902,102	58,741,555	35,039,904

Weighted Potentially Dilutive Shares Outstanding	67,617,719	40,851,924	60,660,552	36,550,615

TRI-VALLEY CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Six Months Ended June 30,
	2011	2010
Cash Flows from Operating Activities
Net Loss	$(5,112,581)	$(6,407,331)
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities
Depreciation, Depletion & Amortization	242,207	334,292
Impairment, Dry Hole & Other Disposals of Property	915,995	-
Stock Option Expense	193,038	51,690
Warrant Expense	13,000	4,017,703
(Gain) on Sale of Property	(27,732)	(1,673,492)
Director Stock Compensation	90,312	95,400
Changes in Operating Capital
(Increase) in Accounts Receivable	(580,088)	(926,923)
(Increase) or Decrease in Deposits, Prepaids & Other Assets	44,702	(641,659)
(Increase) or Decrease in Accounts Receivable from Joint Venture Partners	(667,600)	786,471
(Decrease) in Accounts Payable, Deferred Revenue & Accrued Expenses	(1,815,410)	(1,715,139)

Net Cash Used in Operating Activities	$(6,704,157)	$(6,078,988)

Cash Provided (Used) by Investing Activities
Proceeds from the Sale of Property	96,500	3,059,341
Capital Expenditures	(2,453,531)	(809,476)
(Investment in) Marketable Securities	-	-

Net Cash Used by Investing Activities	$(2,357,031)	$2,249,865

Cash Provided (Used) by Financing Activities
Principal Payments on Long-Term Debt	(104,977)	(161,920)
(Purchase) of Treasury Stock	-	(25,000)
Net Proceeds from the Issuance of Stock Options	-	2,200
Net Proceeds from the Issuance of Common Stock	10,108,529	5,414,945

Net Cash Provided by Financing Activities	$10,003,552	$5,230,225

Net Increase in Cash and Cash Equivalents	$942,364	$1,401,102

Cash at the Beginning of Period	$581,148	$290,926

Cash at the End of Period	$1,523,512	$1,692,028

Exhibit 99.2

TRI-VALLEY CORPORATION, #4464851
TRI-VALLEY CORPORATION SECOND QUARTER 2011
FINANCIAL RESULTS CONFERENCE CALL
August 22, 2011, 4:30 PM ET
Chairperson: Jenifer Kirtland (Mgmt.)

Operator:
Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to the Tri-Valley Corporation Second Quarter 2011 Financial Results Conference Call. During today’s presentation, all participants will be in a listen-only mode. Following the presentation, the conference will be opened for questions. If you have a question, please press the star, followed by the one, on your touch-tone phone. If you’re using speaker equipment today, please lift the handset before making your selection.

This conference is being recorded today, Monday, August 22nd, 2011, and at this time I’d like to turn the conference over to Jenifer Kirtland. Please go ahead, ma’am.

Jenifer Kirtland:
Thank you, Operator, and thank you for joining the Tri-Valley Corporation Conference Call and webcast to review financial results and recent corporate developments for the second quarter ended June 30, 2011. I’d like to remind listeners that this is a Tri-Valley call, and while we welcome the participation of our OPUS partners, we will be focusing today on comments related to Tri-Valley Corporation.

Before we get started, during the course of this conference call we will make projections and may make other statements about Tri-Valley’s business that are forward-looking and are subject to many risks and uncertainties that could cause actual results to differ materially from expectations. A detailed discussion of the risks and uncertainties that affect our business is contained in the Company’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2010 and recent 10-Qs. Copies of these filings are available online from the SEC or from the Tri-Valley Corporation website. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof and, except as required by law, Tri-Valley disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.

And now I’d like to turn the call over to Mr. Maston Cunningham, President and CEO of Tri-Valley Corporation. Maston?

Maston Cunningham:	Thank you, Jenifer, and thank you everyone for joining us for this second quarter 2011 conference call. Also with me today is John Durbin, our Chief Financial Officer.

Today I’ll begin with the review of our operational progress in the quarter, specifically, updates on our Claflin and Pleasant Valley oil projects, our OPUS partnership restructuring and issues resolution, and our mineral assets in Alaska. Then John will review the second quarter financial results in more detail. Finally, we’ll open the call for a brief Q&A.

Oil and gas revenues in the recent second quarter grew 2% from the second quarter of 2010. This modest increase reflected higher oil prices partially offset by a slight decrease in net oil production, specifically at Pleasant Valley. Our second quarter 2011 net oil production was about 13% lower than the first quarter 2011 levels reflecting lower production at both Pleasant Valley and Claflin, and a 28% decrease in oil and gas revenues quarter-over-quarter. At Pleasant Valley, production was lower in the second quarter due to a mechanical failure in our main steam generator in May which had to be repaired and was not returned to service until late June. The lack of steam generation capacity delayed steam injection on several wells and negatively affected June production. We have been able to resume and maintain normal steaming operations since late June and our cyclic steam stimulation oil production at Pleasant Valley has returned to normal levels.

The decline in oil production at Claflin in the second quarter of this year versus the first quarter was due in part to normal oil decline from the cooling of the reservoir surrounding our four vintage wells and production curtailments related to the modification of surface facilities for our eight new wells which forced us to temporarily halt production for installation of a new shipping tank and other improvements.

Additionally, we experienced delays in obtaining new operating permits for a 12.5 million BTU per hour and a 19 million BTU per hour steam generators which had to undergo modifications to comply with the best operating practices and air emissions limits of the San Joaquin Valley Air Pollution Control District. Due to the permitting delays, we have only been able to perform the initial steam injection cycle on just three of our eight new wells that were drilled in April. We expect to have the larger 19 million BTU per hour unit in service by mid-September with the second 12.5 million BTU per hour generator being online by October 1st and that the remaining five new wells should have received their initial steam cycle by mid-October.

Despite the permitting issues and delays, we were pleased that the initial oil production rates from our three new wells at Claflin that received their initial injection cycle have averaged between 30 to 40 barrels of oil per day per well as expected. We have also obtained all surface and mineral owner permits for our 1.8 square mile 3D seismic acquisition project. Survey crews started in the field last week and we expect acquisition of data to be completed by the end of August. Initial interpretation should be completed by the end of September.

Based on the delays for the seismic project and production performance evaluations for the new Claflin wells, we have now changed our plans to drill only two horizontal wells in the fourth quarter of 2011 with the remainder of Claflin development to be completed in the second quarter of 2012. We have accordingly lowered our estimated year-end production rate at Claflin from 800 barrels of oil per day to 250 barrels of oil per day.

Moving on from oil production, last Friday we announced that Tri-Valley and the Special Committee at OPUS partnership had reached an amicable preliminary resolution of matters that will allow us to move forward on the continued development and financing of the Pleasant Valley project. As previously announced, the Special Committee of OPUS partners was established by Tri-Valley as managing partner of the TVC OPUS 1 Drilling Program, L.P. to ensure the interest of OPUS partners would be represented independently at Tri-Valley in the review of potential claims against the company alleged by one of the OPUS partners that had resulted in a tolling agreement being executed with the investor in the company on September 30th, 2010, and disclosed by an SEC Form 8-K filed on October 1st, 2010. The potential claims related to alleged breaches of the partnership Definitive Agreements with respect to costs that were charged to OPUS related to acquisition of certain oil and gas leases, title defense on certain oil and gas leases, turnkey drilling and well completion costs and finders’ fees for placement of partnership units.

After a thorough review of these issues and negotiations, Tri-Valley and the Special Committee agreed on the following preliminary terms to restructure partnership and to resolve the issues for a total of 32.3 million including accrued interest. The preliminary terms will be the basis of Definitive Agreements that will be formally recommended later this year to the OPUS partners for ratification by the Special Committee and Tri-Valley’s Board of Directors. A new limited liability joint venture company will be formed for the development of the Pleasant Valley Oil Sands Project that will be owned 25% by the company and 75% by current OPUS partners. Tri-Valley will contribute 100% of its overriding royalty interest on each of the Pleasant Valley properties to the new joint venture company. The 32.3 million plus interest will be allocated to OPUS partners on a prospective basis from two sources: $12 million of this amount will be allocated to OPUS based on the agreed net present value of the overriding royalty interest to be contributed by the company with the remaining 20.3 million to be sourced from Tri-Valley’s portion of the net cash flow generated by a new joint venture company from the Pleasant Valley Oil Sands project. At the closing of the transaction, Tri-Valley will either provide or obtain a financing commitment for the joint venture company to fund three SAGD wells. Within six months after closing, the company will commit to fund the drilling completion and equipping of one SAGD pilot project at Pleasant Valley. Within six months after completion of this SAGD pilot, if successful and if the project meets certain performance standards, Tri-Valley will commit to fund the drilling completion and equipping of two additional SAGD wells at Pleasant Valley.

The closing of the transaction is subject to a number of conditions being satisfied: Definitive Agreements need to be negotiated and executed with the Special Committee; ratification of the proposed settlement terms and new operating structure of the joint venture company by the board of directors of the company, and at least a majority in interest of the OPUS partners will also be required. We anticipate that OPUS partners will receive additional information by November 1st and the matter will be voted on by November 30th.

We had two primary objectives when we formed the OPUS Special Committee—when the OPUS Special Committee began negotiations to amicably resolve the outstanding issues between the company and OPUS, and to formulate a plan that would allow OPUS and Tri-Valley the best opportunity as collaborative partners to maximize the potential value we all see at Pleasant Valley. This new arrangement with our OPUS partners avoids potential costly litigation between the parties and instead focuses our attention and resources to developing the potential of the Pleasant Valley Oil Sands Project. We believe that we are well on the way to accomplishing both these objectives, each of which is in the long-term interest of Tri-Valley shareholders and OPUS partners.

Now turning the discussion to our mineral assets in Alaska. We achieved an important milestone during the quarter with the execution of a Definitive Agreement between our Select Resources subsidiary and US Gold Corporation for the exploration and development of the Richardson Minerals Project in Alaska. Under the terms of the agreement, US Gold required a four-year exploration lease for Richardson along with an exclusive option to purchase a 60% interest in the project and the right to enter into a joint venture with Select for its development. US Gold’s option to purchase a 60% interest in Richardson will vest upon completion of $5 million of exploration expenditures and 30,000 feet of core drilling during the term of the Definitive Agreement.

We have agreed that US Gold may terminate the Definitive Agreement after completing $2.2 million in exploration expenditures and performing 15,000 feet of core drilling at Richardson which are required during the first two years of the Definitive Agreement. Should US Gold elect to terminate the Definitive Agreement, Select will retain its 100% interest in Richardson. We received our first option payment of $200,000 upon execution of the Definitive Agreement on July 1st, and we will receive another $100,000 upon reaching the first anniversary of the agreement. Select is also entitled to receive additional option payments of $100,000 each for each of the remaining two years of the exploration lease period if US Gold exercises its option.

Following execution of the Definitive Agreement, US Gold commenced operations at Richardson on July 5th to collect auger soil samples for laboratory analysis and other activities have been completed to permit core drilling operations later this year. A drilling permit has been obtained and US Gold is currently sourcing drilling equipment to perform approximately 5,000 feet of core drilling at Richardson during the fall of this year as weather permits. We anticipate $200,000 in annualized cost savings from this arrangement as US Gold has assumed the annual maintenance costs for their leases and claims at Richardson. This was a significant step in our initiative to monetize our mineral assets in Alaska. We are also pursuing a similar arrangement with an experienced operational and financial partner for our Shorty Creek property.

Finally, we have continued to make good progress in strengthening our cash and capital positions. Our cash balance at June 30th was 1.5 million and stockholders equity totaled 11.4 million, representing a substantial improvement from the $581,000 in cash and 6.2 million in stockholder’s equity at the end of December 2010. The increase was the result of capital raised from the sale of common stock under two at-the-market equity offerings with C.K. Cooper & Company as well as the sale of additional stock in a private placement this past April which generated net proceeds for the company of 4.7 million. With those proceeds, we have been able to expand our drilling program at Claflin as well as fund our expanded operating activities.

John Durbin:	Now I’d like to turn the call over to John Durbin for a more detailed view of our second quarter financial results. John?

The Company’s second quarter net oil production decreased less than 1% from the same quarter last year. A 12.5% decrease in our share of production at Pleasant Valley was offset by more than a 300% increase in production at our wholly-owned project at Claflin as production from new wells came online. Production costs increased nearly 86% over the comparable figure in the second quarter of 2010 reflecting the increased drilling activity at Claflin.

Let’s now review the subject of changes in oil prices between the respective second quarters of 2010 and 2011 and the first quarter of this year. The NYMEX futures price for a barrel of light, sweet-crude for future delivery closed the end of June, 2011 at $95.42 a barrel versus $75.63 a barrel at the end of June last year and $106.72 a barrel on March 31st, 2011. The June 30, 2011 per barrel future oil price represents a decrease of 10.6% from the price on March 31st of this year and an increase of 26.2% over the preceding 12-month period.

Concern about the stability of the crude oil supply, as well as its availability from the Middle East and countries in North Africa, continue to place upward pressure on the forward price for crude oil during the second quarter of 2011. Offsetting that pressure on forward prices for crude oil were ongoing and serious concerns about normalized economic recovery in the developed world. The second quarter of 2011 also gave rise to new doubts about the strength of economic growth in the developing market economies in Latin America and in Asia as the primary markets in the developed world experienced financial, economic, and political uncertainty.

Our general and administrative expenses, or G&A, decreased $621,000 or 26.4% over the second quarter of 2010. The decrease in G&A between the comparable reporting periods of 2011 and 2010 was primarily driven by lower total salary and benefits expenses following staff reductions as well as lower legal expenses resulting from settlement of litigation on one of our Pleasant Valley Oil Sands Project leases during the first quarter of this year.

Mining exploration expenses decreased nearly 25% from the second quarter of 2010 to just over 64,000 during the first quarter of 2011 representing ongoing cost savings resulting from the sale of our Admiral Calder calcium carbonate property in Alaska during December of last year.

It’s also worth mentioning again that we expect to see annual savings of approximately $200,000 related to our Richardson Gold exploration property as US Gold has assumed those maintenance expenses for that property.

Non-cash warrant expense in the second quarter of 2011 was zero versus 2.9 million during the second quarter of 2010. You may recall that the non-cash warrant expense in the second quarter of last year was a result of the vesting of the Series A and Series B Warrants sold to a group of investors along with common stock in our April 2010 registered direct offering.

For the second quarter of 2011, we reported a net loss of $2.6 million, down about 1.6 million, from a net loss of $4.2 million in the second quarter of last year. The significant decrease in net loss between the two reporting periods was primarily attributable to the reduced non-cash warrant expense I mentioned earlier.

Turning now to our balance sheet and our statement of cash flows, I’d like to draw your attention to just a few highlights. As mentioned earlier, we ended the second quarter of 2011 with a cash position of $1.5 million, up almost 1 million from our cash position at the end of December last year. The increase in the company’s cash balance was a result of the sales of common stock during the first and second quarters of this year under the two at-the-market programs with C.K. Cooper & Company and the private placement for approximately 5 million we closed with certain accredited investors in April of this year.

Proved properties increased $2.6 million versus the end of 2010, primarily reflecting capital expenditures for new oil wells at our Claflin property.

Trade accounts payable and accrued expenses decreased $1.8 million from December 31st, 2010’s figure as a result of our ongoing improvements in vendor management and paydowns of past due receivables. You may also note from our consolidated statement of cash flows that the company used about 6.7 million in cash from operating activities during the first six months of this year and raised approximately 10 million in net cash from the issuance of common stock during the first half of 2011. During the second quarter of 2011, we used about 2.5 million in cash from operating activities and spent approximately 2.2 million in drilling new oil wells at our Claflin property.

Finally, as Maston covered earlier, during the first half of 2011 we increased our stockholder’s equity nearly 85% from 6.2 million at the end of 2010 to 11.4 million at June 30th of this year through the issuance of additional common shares under our two ATM programs and the private placement with certain accredited investors last April. With over $11 million in total stockholder’s equity, we also continued to satisfy the minimum required for continued listing on the NYSE Amex exchange as of the close of the second quarter of 2011.

Now I’ll turn the call back to Maston.

Maston Cunningham:
Thanks, John, and before I open the call for your questions, I’d like to provide an update on the initiatives that we hope to achieve during 2011. In light of our progress in the first half of the year, we have revised those targets as follows. First is increased total gross oil production to 450 barrels of oil per day by year-end from 10 new wells at Claflin. Eight of these wells, the vertical wells, have already been drilled and we anticipate drilling two new horizontal wells in the fourth quarter of this year. We also want to secure a well-capitalized, experienced industry partner to explore and develop our remaining Alaskan gold exploration property, Shorty Creek, and finally we want to close the transaction with the OPUS partnership that will allow both OPUS and Tri-Valley shareholders to maximize a return from our investment at Pleasant Valley.

Finally, before we open the call for questions, for those of you who are not aware, John will be leaving Tri-Valley at the end of the month for another opportunity that will take him back to Houston where he lived and worked for many years. The Board has appointed Mr. Greg Billinger as the Interim CFO until we can find a permanent replacement for John. Mr. Billinger has over 30 years of corporate finance and accounting experience in the oil and gas industry including most recently as Vice President of Finance and Administration with Ivanhoe Energy Inc., an independent, international heavy oil development and production company. Prior to joining Ivanhoe, Greg spent 19 years with Occidental Oil & Gas Corporation, a wholly-owned subsidiary of Occidental Petroleum Corporation, which is a leader in natural gas and oil exploration and production where he had held various finance and accounting positions.

I want to take this opportunity to thank John for his many contributions to the company and to wish him the best in his future endeavors, and I also want to welcome Greg to Tri-Valley and appreciate his willingness to join us so quickly. Now, John and I would be happy to take your questions. Operator, can you please open up the call for Q&A?

Operator:
Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. As a reminder, if you do have a question at this time, please press the star, followed by the one, on your touch-tone phone. If you’d like to withdraw your question, please press the star, followed by the two, and if you are using speaker equipment today, please lift the handset before making your selection. Once again, if you’d like to ask a question, please press star, one.

And once again ladies and gentlemen, if you’d like to ask a question at this time, please press star, one. If you’re using speaker equipment, please lift the handset before making your selection.

And our first question comes from the line of Kenneth Grutman with Bio High Tech Consulting. Please go ahead.

Kenneth Grutman:
Yes, hi. That’s Kenneth Grutman from Bio High Tech Consulting. I’m wondering how reliable do you think US Gold is as a partner in the exploration that you guys are going after and how successful have they been in the past?

Maston Cunningham:
Well, if you look at the history of the principles in the company, I think you can be very satisfied with the quality of partner that we believe we have at Richardson. US Gold, you know, depending on where their market cap is, you know, the stock is up about 7 bucks or so. It’s pretty close to $1 billion in market cap, and they have over $100 million in cash and equivalents on their balance sheet. We’ve been very favorably impressed by how quickly they’ve moved onto the property this summer, you know, to take advantage of the drilling season in Alaska. Obviously, to get set up and the logistics that they had to do to support a drilling program, potentially even next month is quite impressive. They have collected a number of—a good number of soil samples which have been shipped off to a lab for analysis and we’ll know the results of that a little later, but I think we’re in good hands there. Their chairman, Rod McEwen, had a very successful career with a company that he helped co-found and that is Goldcorp, and I believe—if I recall when he came on board, the market cap of that company was somewhere around $50 million and continued to move up. At the time he left, I believe their market cap was over 10 billion, so he’s got a very proven track record. This is their first foray into Alaska and we’re pleased that, you know, they’re working with us at Richardson.

Kenneth Grutman:	And do you have any preliminary results that you would want to report today on the gold?

Maston Cunningham:
We have no results to report. This is still preliminary. They—you know, all I can say is they have been actively sampling on one of the key areas that they’re interested in and, as I say, they’ve secured a drilling permit for a program and would like to drill 5,000 feet of core (inaudible), you know, as weather permits, you know, before it gets too late this summer. So I’m very happy to see how aggressively they’re working there.

Kenneth Grutman:	Okay, thank you for your time.

Maston Cunningham:	You bet. Thank you, Kenneth.

Operator:	Thank you. If there are any additional questions at this time, please press star, one. As a reminder, if you’re using speaker equipment, please lift the handset before making your selection.

And I’m showing no further questions in queue at this time. I’d like to turn the conference back to Management for any closing comments.

Maston Cunningham:	Thank you very much again for joining us today on the call. We do appreciate your continued interest and support and we look forward to speaking with you during our third quarter call later this year.

Operator:
Thank you, sir. Ladies and gentlemen, if you’d like to listen to a replay of today’s conference, please dial 1-800-406-7325 or 303-590-3030 using the access code of 4464851 followed by the pound key. This does conclude the Tri-Valley Corporation Second Quarter 2011 Financial Results Conference Call. Thank you for your participation. You may now disconnect.

END

Exhibit 99.3

Tri-Valley Corporation Announces Appointment of Interim Chief Financial Officer

BAKERSFIELD, Calif.—August 23, 2011--Tri-Valley Corporation (NYSE Amex: TIV) announced today that it has appointed Gregory L. Billinger, CPA, as Interim Chief Financial Officer, effective as of August 22, 2011.  Mr. Billinger will replace the current Chief Financial Officer, Mr. John E. Durbin, whose last day with Tri-Valley will be August 29, 2011, as previously announced.

Mr. Billinger, 59, is a certified public accountant with over 30 years of corporate finance and accounting experience in the oil and gas industry. He was the Corporate Controller for Ivanhoe Energy Inc., an independent international heavy oil development and production company, from 2000 to 2005, and most recently was the Vice President of Finance and Administration for Ivanhoe's U.S. operations from 2006 to May 2011.  Prior to joining Ivanhoe, Mr. Billinger spent 19 years with Occidental Oil and Gas Corporation, a wholly owned subsidiary of Occidental Petroleum Corporation, a leader in oil and natural gas exploration and production, where he held various finance and accounting positions.

Tri-Valley’s Board of Directors is in the process of conducting a search for a candidate to fill the position of Chief Financial Officer on a permanent basis.

“On behalf of the Board and the Corporation, I want to thank Mr. Durbin for his nearly two years of service to Tri-Valley,” said Maston N. Cunningham, President and Chief Executive Officer of Tri-Valley. “We wish him the very best in all his future endeavors.  In Mr. Billinger, I am confident we have found a highly competent finance and accounting professional who will fill in admirably while we search for a candidate that meets the needs of the Corporation and our executive management team on a permanent basis.”

About Tri-Valley

Tri-Valley Corporation explores for and produces oil and natural gas in California and has two exploration-stage gold properties in Alaska. Tri-Valley is incorporated in Delaware and is publicly traded on the NYSE Amex exchange under the symbol “TIV.” Tri-Valley’s website, which includes all SEC filings, is www.tri-valleycorp.com.

CONTACT:
Company Contact:
Tri-Valley Corporation
John Durbin, 661-864-0500
jdurbin@tri-valleycorp.com

or

Investor Contacts:
EVC Group, Inc.
Doug Sherk/Jenifer Kirtland, 415-568-4887
dsherk@evcgroup.com
jkirtland@evcgroup.com

or

Media Contact:
EVC Group, Inc.
Chris Gale, 646-201-5431
cgale@evcgroup.com